Contact

www.linkedin.com/in/
courtneybmchugh (LinkedIn)
courtneymchugh.com/ (Personal)

Top Skills

Financial Performance
Operational Readiness
Strategic Thinking

Certifications

EOS Integrator Masterclass
Graduate
Certified SAFe 4 Product Owner/
Product Manager
Certified SAFe® 4 Practitioner
Project Management Professional
(PMP)

Honors-Awards

CAS Service Excellence Award

Courtney McHugh, PMP

Second-In-Command | Systems Thinker | Organizational Wizard
Denver, Colorado, United States

Summary

For over 15 years, I supported large-scale digital transformation initiatives at Fortune 100 companies - deploying global technology solutions, managing mission-critical platforms with hundreds of thousands of users, and navigating the complexity of enterprise operations across industries like aviation and logistics.

But in 2019, I made a deliberate pivot. I walked away from corporate life - not out of burnout, but out of conviction. I was tired of the bureaucracy, the lack of accountability, and the missed opportunities to truly lead with purpose.

Since then, I've devoted myself to helping businesses thrive by stepping into operational chaos to bring clarity, structure, and accountability. As a COO and EOS® Integrator, I partner with bold Visionaries to stabilize and scale their companies - transforming vision into reality through practical systems, high-trust leadership, and a deep commitment to healthy, human-centered business.

When I'm not building operational engines for mission-driven companies, I'm building a legacy at home - partnering with my wife to raise and mentor our four kids to be curious, courageous, and compassionate leaders.

Core Values: GOOD, BETTER, BEST
o Be a GOOD person
o Leave it BETTER than you found it
o Be the BEST at your thing

Personality Profiles and Other Characteristics:
Kolbe A (8-8-1-5)
o "Specify, Systematize, Stabilize, Restore"

Myers-Briggs (ISTJ)
o "Responsible Realist"

Gallup StrengthsFinder 2.0 - Top 5 Themes
o "Restorative, Discipline, Learner, Responsibility, Analytical"

Working Genius
o "The Intuitive Activator" - Discernment & Galvanizing

Predictive Index (Behavioral ID: 096-6950-156)
o "Controller - Loyal, Conscientious, Detail-Oriented, Anticipates Problems"

Enneagram
o 8 - "Self-Confident, Decisive, Willful, Confrontational"

Culture Index
o Technical Expert

Ayurvedic Dosha (Pitta)
o Mind: Sharp, intellectual, direct, precise, discerning
o Temperament: Passionate, driven, courageous, good leader
o Routine: Very precise and organized
o Conversation Style: Speaks to convey a point

Experience

Business Renovator
Second-In-Command | EOS Integrator | Operations Leader
April 2019 - Present (7 years 3 months)
Denver, Colorado, United States

"A world-class operator who brings strategic clarity, financial fluency, and a builder mindset."

Expertise
- P&L Ownership / Business Plan Execution
- Business Operating System Implementation (EOS)
- Operational Excellence / System & Process Optimization
- People Management & Leadership
- Data-Driven Decision Making

Industries Served:

CPG | Business Consulting | Media Production | Wellness Education | Home Health Care | EdTech | Real Estate Investing | Marketing Services | Medical Practices | Fashion & Apparel | Addiction Services

Dietrich Partners
Senior Management Consultant
March 2018 - May 2021 (3 years 3 months)
Denver, Colorado, United States

- Provided strategic insights to Fortune 100 clients, improving operational efficiency through agile transformation and process optimization.
- Managed large-scale user acceptance testing and supported software development initiatives.
- Delivered comprehensive client solutions by assuming various roles, including agile coach, project manager, and product owner.

Boeing
Program & Project Manager / Technical Product Owner
September 2008 - March 2018 (9 years 7 months)
Greater Denver Area

- Managed high-profile software development projects, ensuring on-time and on-budget delivery.
- Led cross-functional teams to execute project roadmaps, mitigate risks, and meet business objectives.
- Delivered 14 major software releases contributing to $150M in annual revenue.
Early Career Roles: Customer Service Manager (Avaya), IT/Network Support Technician (UPS).

Avaya
Project Manager
January 2006 - August 2008 (2 years 8 months)
Greater Denver Area

UPS
Network Technician
January 2001 - October 2005 (4 years 10 months)
Greater Denver Area

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Education

University of Northern Colorado

Bachelor of Science, Business Management & Computer Information Systems